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SO 3/22/04 ✗✗

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49418

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/03___ AND ENDING ___12/31/03___
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BNY Trading LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Old Slip
                                       (No. and Street)

New York   **NY**   **10286**

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
A. Edward Patmos   **212-804-4875**

                                              (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP

                          (Name – of individual, state last, first, middle name)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 0 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information contained
                         in this form are not required to respond unless the form displays
                         a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____A. Edward Patmos_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of _____BNY Trading LLC_____, as of _____December 31_____, 20 __03__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

_____

_____

_____

A. Edward Patmos
Signature

Chief Financial Officer
Title

JOAN M. HASSLER
Notary Public, State of New York
Registration No. 01HA5026248
Qualified in Richmond County
Commission Expires April 11, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con- solidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

BNY Trading LLC

(A wholly-owned subsidiary of The Bank of New York)

December 31, 2003
with Report of Independent Auditors

BNY Trading LLC
(A wholly-owned subsidiary of
The Bank of New York)

Statement of Financial Condition

December 31, 2003

Contents

 ≡JI *ERNST & YOUNG*

▣ **Ernst & Young** LLP
5 Times Square
New York, New York 10036-6530

▣ Phone: (212) 773-3000
www.ey.com

Independent Auditor's Report

Board of Managers and Member
  of BNY Trading LLC

We have audited the accompanying statement of financial condition of BNY Trading LLC (the "Company") as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BNY Trading LLC at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Ernst & Young LLP

February 17, 2004

BNY Trading LLC
(A wholly-owned subsidiary of
The Bank of New York)

Statement of Financial Condition

December 31, 2003

Assets

Cash on deposit with Parent	$ 4,926
Securities purchased under resale agreements with Parent	9,135,166
Due from broker	103,701,253
Total assets	$112,841,345

Liabilities and member's equity

Liabilities:

Due to Parent	103,453,814
Other liabilities	58,403
Total liabilities	103,512,217
Member's equity	9,329,128
Total liabilities and member's equity	$112,841,345

See accompanying notes.

BNY Trading LLC
(A wholly-owned subsidiary of
The Bank of New York)

Notes to Statement of Financial Condition

December 31, 2003

1. Organization

BNY Trading LLC (the "Company"), a New York limited liability company, is a wholly-owned subsidiary of The Bank of New York (the "Parent"). The Company was created on June 7, 1996 for the purpose of trading foreign currency options on the Philadelphia Stock Exchange (the "Exchange").

The Company executes foreign currency options on behalf of the Parent. The Parent is the sole member of the Company and the Parent shall not have any liability for any debts, obligations, or liabilities of the Company. The Company clears the Parent's trades through a third party brokerage firm.

The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and the Pennsylvania Securities Commission.

2. Summary of Significant Accounting Policies

Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts in the statement of financial condition. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of less than 90 days to be cash and cash equivalents.

BNY Trading LLC
(A wholly-owned subsidiary of
The Bank of New York)

Notes to Statement of Financial Condition (continued)

December 31, 2003

2. Summary of Significant Accounting Policies (continued)

Securities Purchased Under Resale Agreements

Securities purchased under resale agreements generally are collateralized by U.S. Government and agency obligations and are carried at the amounts at which the securities will be subsequently resold plus accrued interest. It is the Company's policy to take possession of securities purchased under resale agreements. Counterparties are principally primary dealers of U.S. Government securities and financial institutions and may include the Parent. At December 31, 2003, all transactions were with the Parent. The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited when deemed appropriate. At December 31, 2003, the Company held collateral with a fair market value of $9,161,981 pursuant to these transactions.

At December 31, 2003, the Company did not pledge or otherwise use as collateral, securities purchased under resale agreements.

3. Due From Broker

Due From Broker consists of cash on deposit with the clearing broker. The amount due to or from the broker fluctuates daily with the market value of the foreign currency options executed on behalf of the Parent. The Company conducts business with a broker that is a member of the major securities exchanges and monitors the credit standing of such brokers.

4. Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns filed by the Parent. Income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax expense or benefit calculated is either remitted to or received from the Parent, pursuant to a tax sharing agreement between the Parent and the Company.

Deferred income tax assets and liabilities can arise from the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

BNY Trading LLC
(A wholly-owned subsidiary of
The Bank of New York)

Notes to Statement of Financial Condition (continued)

December 31, 2003

5. Related Party Transactions

Options transactions are executed with the exchange on behalf of the Parent.

Due to Parent primarily includes loans from the Parent to meet broker margin requirements and taxes paid by the Parent on behalf of the Company.

6. Regulatory Requirements

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission ("Commission") under Rule 15c3-1. The Commission's requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. The Company computes its net capital in accordance with the aggregate indebtedness method of this rule which requires that the Company maintain minimum net capital of $250,000 or 6 2/3% of aggregate indebtedness, as defined.

At December 31, 2003, the Company had net capital of $9,324,202, which was $2,419,937 in excess of the amount required to be maintained at that date. The Company's ratio of aggregate indebtedness to net capital was 11.10 to 1.